Exhibit 99.4

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders (the “Meeting”) of Silver Wheaton Corp. (the “Company”) will be held in the Mackenzie Ballroom of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia on May 21, 2015 at 1:00 p.m. (Vancouver time), for the following purposes:

(a)         To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2014 and the report of the auditors thereon;

(b)         To elect the directors of the Company for the ensuing year;

(c)          To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

(d)         To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

(e)          To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited consolidated financial statements and managements discussion and analysis (“MD&A”) of the Company for the financial year ended December 31, 2014. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2014 will be sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.silverwheaton.com. As described in the notice and access notification mailed to shareholders of the Company, the Company has decided to deliver this management information circular by posting it to the Company’s website (www.silverwheaton.com/Investors/AnnualGeneralMeeting). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s printing costs. This management information circular will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. Shareholders who wish to receive paper copies of the management information circular may request copies (at no cost) by calling toll-free at 1-888-433-6443 or by emailing fulfilment@canstockta.com.

Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy and deposit it with the Company’s transfer agent by 1:00 p.m. (Vancouver time) on May 19, 2015, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting so that as large a representation as possible may be had at the Meeting. Non-registered shareholders of the Company who have received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), are required to complete and return the materials in accordance with the instructions provided by the Intermediary. The board of directors of the Company has by resolution fixed the close of business on March 27, 2015 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

DATED at Vancouver, British Columbia this 26th day of March, 2015.

By Order of the Board of Directors

“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer